FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of May, 2007

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)




                           HSBC CHOOSES AVIVA FOR NEW
                           GENERAL INSURANCE VENTURE

HSBC Bank plc and Aviva plc today announced plans for the creation of a joint venture, under the 'HSBC Insurance' brand, that aims to be a top-10 player in the UK general insurance industry^.

Under the terms of the planned joint venture, HSBC Bank plc and Norwich Union Insurance, the UK general insurance arm of Aviva plc, will underwrite and distribute general insurance products to HSBC's 10.2 million customers in the UK. Approximately one-fifth of all UK consumer spend on financial services goes to insurance products and the general insurance industry generated GBP36 billion in premiums in 2005.

Dyfrig John, Chief Executive Officer of HSBC Bank plc, said: "The proposed joint venture will bring together, in HSBC and Norwich Union, two of Britain's most trusted brands. We believe that combining HSBC's distribution network and Norwich Union's underwriting and customer management capabilities will create one of the best general insurance services the market has to offer.

"It would be fair to say that HSBC has historically punched below its weight in insurance but we have shown before that our customers want to stay with us if we offer well serviced, good value products. The relationship with Norwich Union will offer customers a broad product range, great service and another compelling reason to make HSBC their preferred supplier for the full range of financial services."

Norwich Union and HSBC have had an underwriting relationship for 23 years. At present, HSBC distributes protection, home, travel and car insurance products created by Norwich Union. The planned joint venture will strengthen and deepen this relationship.

Simon Machell, Chief Executive of Norwich Union Insurance, said: "I am excited that we are continuing to grow our relationship with HSBC. A closer association with HSBC will be excellent news for Norwich Union and its staff, and further strengthens our position as the insurance partner of choice for today's leading brands

"This joint venture presents an excellent opportunity for us to combine our general insurance expertise with HSBC's strong brand, to help them maximise the value of their general insurance portfolio. Customers are increasingly turning to trusted brands for their insurance needs and by leveraging the HSBC brand we will create a significant new force in the UK insurance market."

As well as creating a joint venture, HSBC intends to sell Hamilton Insurance Company Ltd and Hamilton Life Assurance Company Ltd to companies within the Aviva group. The Hamilton companies are currently owned by HFC Bank Limited, a subsidiary of US-based HSBC Finance Corporation.

Hamilton Insurance Company Ltd and Hamilton Life Assurance Company Ltd provide primarily a range of protection insurance products and had gross assets of GBP180 million and GBP176 million as at 31 December 2006 respectively.

Clive Bannister, HSBC's Group Managing Director, Insurance, said: "HSBC has set a target to double the contribution to global profits made by our insurance operations. Creating preferred strategic partnerships with leading general insurers is a key element of that plan. In the UK, an estimated GBP1 in every GBP5 of financial services expenditure is spent on insurance. That is why we have chosen Norwich Union Insurance, the leading UK insurer with whom we already have a strong working relationship, to help HSBC satisfy its customers' insurance needs."

All of the proposals remain subject to finalisation of definitive documentation as well as regulatory and other consents. The level of capital to be contributed by each party to the joint venture will be agreed and confirmed at a later date.

Note to editors:

^ Target of top 10 UK general insurer ranking based on projected gross written premium

HSBC Bank plc
HSBC Bank is a wholly owned subsidiary of HSBC Holdings plc which is headquartered in the UK. The HSBC Group serves over 125 million customers worldwide through some 10,000 offices in 82 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$1,861 billion at 31 December 2006, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

HSBC Insurance provides policies in over 40 countries and territories worldwide to its personal, commercial, corporate, institutional and private banking customers. HSBC Insurance recognises the diverse needs of its customers worldwide and offers products and services to suit them including life assurance, general insurance, commercial risk and retirement provision. HSBC's UK insurance business comprises life and non-life underwriting and distribution, broking and reinsurance (Irish Republic).

The HSBC Group media centre at http://www.hsbc.com includes images, company and product information and a news release archive.

Aviva plc Aviva plc is the world's fifth-largest insurance group and the UK's largest insurance services provider (based on gross worldwide premiums at 31 December 2005), and is one of the leading providers of life and pension products to Europe, with substantial positions in other markets around the world. Aviva's principal business activities are long-term savings, fund management and general insurance, with worldwide total sales of GBP41.5 billion and assets under management of GBP364 billion at 31 December 2006 The Aviva media centre at www.aviva.com/media includes images, company and product information and a news release archive.

Norwich Union Insurance Norwich Union, part of the Aviva Group, is the largest insurer in the UK. It is the largest general insurer with an overall market share of 15 per cent. Norwich Union insures one in five households, one in seven motor vehicles and more than 800,000 businesses in the UK. It is also the leading long-term savings provider with a life market share of about 12 per cent and more than 6 million customers.



                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  10 May, 2007